August 6, 2020

VIA EDGAR AND EMAIL TRANSMISSION

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CoreLogic, Inc. (the “Company”)
PREC14A filed July 31, 2020
Filed by Senator Investment Group LP, et al. (collectively, “Senator”)
File No. 5-17546

Dear Ms. Chalk:

We are writing on behalf of Senator in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated July 31, 2020 (the “Comment Letter”).

Concurrently with the submission of this letter, Senator is filing via EDGAR a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) and Amendment No. 2 to its Schedule 13D (the “Schedule 13D Amendment”) with the Commission. The Revised Preliminary Proxy Statement reflects revisions made to the preliminary proxy statement on Schedule 14A filed on July 31, 2020 in response to the comments set forth in the Comment Letter. Unless otherwise noted, all page references set forth in the responses to the Staff’s comments refer to page numbers in the Revised Preliminary Proxy Statement.

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Preliminary Proxy Statement.

August 6, 2020

Preliminary Proxy Statement filed July 31, 2020

General

1.

Explain for the benefits of shareholders whom you are soliciting why the participants in this solicitation cannot, by virtue of the total percentage of shares of Common Stock they control, call the special meeting.

In response to the Staff’s comment, Senator has revised the disclosure on page 10 of the Revised Preliminary Proxy Statement.

2.

Disclose the time period during which executed consents will remain valid. Also disclose the cut-off date for the submission of consents and/or how you intend to notify security holders of when the consent solicitation will end.

In response to the Staff’s comment, Senator has revised the disclosure on page 11 of the Revised Preliminary Proxy Statement.

Plans for the Special Meeting, page 7

3.

Consider prominently disclosing that even if you are able to require the Company to call the special meeting pursuant to this solicitation, the matters to be voted upon at the special meeting will not include your proposal to acquire the Company.

In response to the Staff’s comment, Senator has revised the disclosure on pages 1 and 3 of the Revised Preliminary Proxy Statement.

Revocation Procedure, page 13

4.

The disclosure here indicates that shareholders may revoke a previously-granted consent to call the special meeting only by delivering a notice of revocation to the Company. However, the form of proxy included with your proxy statement references revocations submitted to the Requesting Stockholder. Please revise or advise.

In response to the Staff’s comment, Senator has revised the disclosure on page 13 of the Revised Preliminary Proxy Statement.

August 6, 2020

Form of Special Meeting Request Card

5.	Please mark the form of consent “preliminary.” See Rule 14a-6(e)(1).

In response to the Staff’s comment, Senator has marked the form of Special Meeting Request Card “preliminary.”

Schedule 13D filed June 30, 2020

6.

The disclosure in Item 6 of the Schedule 13D filed June 30, 2020 indicates that SFS entered into cash-settled total return swaps relating to 3,942,810 shares of Common Stock and total return swaps and forward contracts referencing 1,435,000 shares of Common Stock. Please file as an exhibit(s) the underlying contracts referenced in Item 6. See Item 7 of Schedule 13D.

In response to the Staff’s comment, Senator has filed as exhibits to the Schedule 13D Amendment forms of the underlying contracts referenced in Item 6 of the Schedule 13D filed on June 30, 2020.

August 6, 2020

*        *        *

In connection with these responses to the Staff’s comments, each of the filing persons acknowledged to me and I therefore acknowledge on their behalf that:

•	each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	no filing person may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Richard M. Brand

Richard M. Brand